SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.             )1

MASISA S.A.

(Name of Issuer)

Shares of Common Stock, without nominal (par) value,

including shares evidenced by American Depositary Shares

(Title of Class of Securities)

Not applicable*

(CUSIP Number)

Patricio Reyes U.

Av. Apoquindo N° 3650, Piso 10

Las Condes, Santiago

Chile

Tel. (56-2) 350-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jones Day

222 East 41st Street

New York, New York 10017

Attention: Richard M. Kosnik, Esq.

(212) 326-3939

May 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock being reported by the Reporting Person filing this Schedule 13D are shares of the Company’s common stock and not the Company’s ADRs.

[1]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alex Max Schmidheiny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 3,021,267,598
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 3,021,267,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,267,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.3%
14	TYPE OF REPORTING PERSON IN

*	American depositary receipts (“ADRs”) of Masisa S.A. (the “Company”), representing shares of common stock without nominal (par) value of the Company, were issued under CUSIP number 574800-10-8. The shares of common stock being reported by the Reporting Person filing this Schedule 13D are shares of the Company’s common stock and not the Company’s ADRs.

Page 2 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, without nominal (par) value, of Masisa S.A. (the “Common Stock”). The address of the principal executive offices of Masisa S.A. (the “Company”), a Chilean corporation, is Avenida Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile.

Item 2.	Identity and Background.

(a) This statement is being filed by Alex Max Schmidheiny (the “Reporting Person”).

As of the date hereof, Grupo Nueva S.A. (“Grupo Nueva Chile”) and Inversiones Forestales Los Andes, S.A. (“Los Andes”) hold of record 1,762,466,482 and 1,258,801,116 shares of Common Stock of the Company, respectively. Grupo Nueva Chile owns 99.9% of the outstanding share capital of Los Andes. These two entities own an aggregate of 3,021,267,598 shares of the Common Stock, representing 53.3% in the aggregate of the total outstanding Common Stock.

The remaining 46.7% of the Company’s Common Stock is publicly held in Chile, where it trades on the Santiago Stock Exchange, the Electronic Stock Exchange of Chile and the Valparaíso Stock Exchange, and in the United States where the Company’s American depositary receipts trade on the New York Stock Exchange.

Grupo Nueva Chile is a wholly owned subsidiary of Foralco Holding, Inc. (“Foralco”). Foralco is a wholly owned subsidiary of Nueva Holding Inc. (“Nueva Holding”), which is a wholly owned subsidiary of Inversiones VIVA Finance S.A., BVI (“VIVA Finance”). Foralco and Nueva Holding are corporations organized under the laws of Panama, and VIVA Finance is a corporation organized under the laws of the British Virgin Islands.

The VIVA Trust is an irrevocable trust established for the benefit of certain charities and charitable purposes. The Bamont Trust Company Limited, as Trustee (the “Trustee”), on behalf of the VIVA Trust, owns 100% of the outstanding share capital of VIVA Finance. The Trustee manages the VIVA Trust property as directed by the Advisory Committee (the “Advisory Committee”) of the VIVA Trust.

The Advisory Committee is a committee established as part of the VIVA Trust which must consist of between two and seven members and may only act by majority vote. The Advisory Committee presently has four members. The Advisory Committee, through the Trustee, controls VIVA Finance. The Advisory Committee, as part of the VIVA Trust, was formed and exists within the VIVA Trust.

Pursuant to the terms of the VIVA Trust, the members of the Advisory Committee and the Trustee may be appointed and removed, subject to applicable law, by Roberto Artavia Loria, as Protector (the “Protector”) of the VIVA Trust. In addition, the Protector casts the deciding vote on any matter voted on by the Advisory Committee in the event of an even cast of votes by its members.

Page 3 of 6 Pages

Prior to May 21, 2007, Stephan Schmidheiny, as the Settlor (the “Settlor”) of the VIVA Trust, had the power to appoint and remove the Protector subject to applicable law. However, pursuant to an amendment dated May 21, 2007 to the Deed of Trust for the VIVA Trust, the Settlor transferred the power to appoint and remove the Protector to the Reporting Person (the “Transfer”). Subsequent to the Transfer, the Settlor no longer has any power, direct or indirect, over the VIVA Trust, the Trustee, the Advisory Committee or the Protector.

Although the Reporting Person is filing this Schedule 13D, and is providing the information required by Schedule 13D, pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person has (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

(b) The principal business address of the Reporting Person is Casa 43 Avenida Amistad, Esq. Calle Tulipán Africano, Albrook, Panama City, Republic of Panama.

(c) The principal occupation of the Reporting Person is investor.

(d) – (e) None.

(f) The Reporting Person on the date of this Schedule 13D is a citizen of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration.

As further described in Item 2(a) above, prior to May 21, 2007, the Settlor had the power to appoint and remove the Protector subject to applicable law. Pursuant to an amendment to the Deed of Trust for the VIVA Trust, the Settlor transferred the power to appoint and remove the Protector to the Reporting Person. No funds were used by the Reporting Person to acquire the power to appoint and remove the Protector.

Although the Reporting Person is filing this Schedule 13D, and is providing the information required by Schedule 13D, pursuant to Rule 13d-4 of the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person has (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

Item 4.	Purpose of Transaction.

As further described in Item 3, above, the Reporting Person was transferred the power to appoint and remove the Protector from the Settlor pursuant to an amendment to the Deed of Trust for the VIVA Trust.

The Reporting Person, subject to the terms of the VIVA Trust and any restrictions imposed by applicable law, may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated

Page 4 of 6 Pages

transactions, subject to availability of shares of Common Stock at prices deemed favorable, the Company’s business or financial condition and other factors and conditions the Reporting Person deems appropriate. In addition, the Reporting Person may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Except as otherwise set forth in this Schedule 13D, as of the date hereof, the Reporting Person does not have any present plans or proposals which could relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover page. The Reporting Person does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the Trustee of the VIVA Trust. As a result of his power to appoint and remove the Protector, the Reporting Person is providing the information required by Schedule 13D. However, pursuant to Rule 13d-4 of the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person has (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

(b) See Items 8 and 10 of the cover page. The Reporting Person does not currently have, and cannot have at any future time, an economic interest in the property held in trust by the Trustee of the VIVA Trust. As a result of his power to appoint and remove the Protector, the Reporting Person is providing the information required by Schedule 13D. However, pursuant to Rule 13d-4 of the Exchange Act, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person has (A) direct or indirect voting power which includes the power to vote, or to direct the voting of, and/or (B) direct or indirect investment power which includes the power to dispose, or to direct the disposition of, any shares of Common Stock.

(c) The Reporting Person has not effected any transaction with respect to shares of Common Stock during the sixty days preceding the date hereof.

(d) – (e) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Power of Attorney, dated May 25, 2007, for Alex Max Schmidheiny.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 31, 2007

Alex Max Schmidheiny

By:	/s/ Patrick A. Nielson (1)
Patrick A. Nielson as attorney-in-fact for Alex Max Schmidheiny

(1)	As Attorney-in-fact for Alex Max Schmidheiny, pursuant to Power of Attorney attached as Exhibit 1 hereto.

Page 6 of 6 Pages